Exhibit 12.1

Ratio of Earnings to Fixed Charges

      This table provides the calculations of the ratio of earnings to fixed charges:

		2006
						Statoil
		Hydro		Pro forma
		Oil & Gas	Statoil	adjustments	Pro forma	2005	2004	2003	2002

	Fixed Charges
	Interest expense	1,178,407	1,262,000	483,000	2,923,407	539,000	301,000	859,000	1,918,000
+	Expense relating to issuance of new debt	—	—	—	—	—	—	—	—
+	Interest within rental expense, see “Rental”	217,064	2,008,000	—	2,225,064	1,891,000	1,834,000	2,055,000	2,350,000
+	Preference security dividend	—	—	—	—	—	—	—	—
+	Capitalized interest	—	2,076,000	—	2,076,000	1,672,000	829,000	442,000	382,000

	Total fixed charges	1,395,471	5,346,000	483,000	7,224,471	4,102,000	2,964,000	3,356,000	4,650,000

	Earnings
	Income before tax and minority interest	45,597,000	121,695,000	(5,895,000)	161,397,000	91,531,000	70,840,000	44,265,000	51,332,000
–	Equity in net inc non-consol investees	(201,355)	(410,000)		(611,355)	(1,090,000)	(1,209,000)	(616,000)	(352,000)
+	Distributed income of equity investees	44,639	254,000	—	298,639	567,000	213,000	104,000	436,000

=	Income before taxes, minority interests and equity-accounted investees	45,440,284	121,539,000	(5,895,000)	161,084,284	91,008,000	69,844,000	43,753,000	51,416,000

+	Fixed charges (A)	1,395,471	5,346,000	483,000	7,224,471	4,102,000	2,964,000	3,356,000	4,650,000
+	Ordinary depreciation of capital interest	605,720	682,000	—	1,287,720	617,000	612,000	656,000	726,000
–	Capitalized interest	(1,178,198)	(2,076,000)	—	(3,254,198)	(1,672,000)	(829,000)	(442,000)	(382,000)

	Total earnings	46,263,277	125,491,000	(5,412,000)	166,342,277	94,055,000	72,591,000	47,323,000	56,410,000

	Ratio	33.2	23.5	(11.2)	23.0	22.9	24.5	14.1	12.1